SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, 32nd FLOOR
NEW YORK, NEW YORK 10006

August 10, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Pamela Long, Assistant Director
Dietrich King, Senior Attorney
Sherry Haywood, Staff Attorney

Re:	Intellicell Biosciences, Inc.
Amendment No. 2 to Form 8-K
Filed July 26, 2011
File No. 333-49388

Ladies and Gentlemen:

The following response addresses the comment of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated August 9, 2011 (the "Comment Letter") relating to Amendment No. 2 to the Form 8-K Filed July 26, 2011 (the “8-K”) of Intellicell Biosciences, Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Exhibit 99.2 – Consolidated Financial Statements

1.
Please promptly amend Amendment No. 2 to your current report on Form 8-K to provide a revised audit report that appropriately refers to PCAOB standards rather than auditing standards generally accepted in the United States of America.

Response
The Company acknowledges the Staff’s comment and has included a revised audit report in Exhibit 99.2.

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If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Regards,

/s/ Stephen A. Cohen
Stephen A. Cohen

Attn:           Steven A. Victor, Intellicell Biosciences, Inc.